UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO UPDATE

Guadalajara, Jalisco, Mexico, August 29, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that at the Company’s Board of Directors’ Meeting held on August 26, 2011, and in accordance with Mexico’s Securities Market Law and the Company’s by-laws, the Board appointed as Directors by co-optation the following individuals:  Jaime Cortés Rocha, Francisco Glennie y Graue, José Alejandro Casas Gonzalez, Carlos Bravo and Leon Falic. These appointments will serve as Directors until they are ratified or substituted at the next Shareholders’ Meeting of the Company. If ratified, their independence will also be certified.

In addition, the Board of Directors appointed Eduardo Gallástegui Armella as a Director by co-optation. Mr. Gallástegui has served as a Director of the Company after being designated by Grupo México S.A.B. and one of its subsidiaries, as shareholders of the Company in accordance with Article 50 of Mexico’s Securities Market Law and Article 15 of the Company’s by-laws, during the Shareholders’ Meeting of the Company held July 22 to 25, 2010. His independence will also be certified at the Shareholders’ Meeting of the Company.

These appointments by co-optation were made as a result of the resignation of two independent Directors of the Company and as a consequence of the fact that as a result of the suspension issued by a judge of Resolutions VII and VIII of the Company’s Shareholders’ Meeting held April 27, 2011, the majority of the Directors would have ceased their duties due to the conclusion of their legally and statutorily mandated terms. Moving forward, if the suspension by the judge is lifted prior to the next Shareholders’ Meeting and the nominations from the Shareholders’ Meeting held April 27, 2011 take full effect, the appointments by co-optation made on August 26, 2011 will no longer be effective with respect to those Directors that have not resigned.

Furthermore, the Board of Directors has determined that the Audit Committee of the Company will be comprised of Mssrs. José Alejandro Casas González, Carlos Bravo and Jaime Cortés Rocha.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

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Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: August 29, 2011